No. 19/07

IAMGOLD BUCKREEF PROJECT UPDATE - INCREASED RESOURCES

Toronto, Ontario, July 25, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce a new resource estimate and exploration update for the Buckreef Project in the Lake Victoria Goldfields Region of northern Tanzania.  The measured and indicated resource base now consists of 16.7 million tonnes at an average grade of 1.9 g/t Au for 1.0 million ounces of gold and represents an increase of 9% from resources reported on December 31, 2006*.  At a 1.0 g/t cut off, the total measured and indicated resources on the Buckreef project contain 16 million tonnes at an average of 1.9 g/t Au for 1.0 million ounces Au and an inferred resource of 10.9 million tonnes with 2.4 g/t Au for 0.8 million ounces Au.

“These results further our understanding and confidence in this resource,” commented Joseph Conway, President & CEO.  “With continued exploration and resource development, including the evaluation of processing options, this project is moving toward the pre-feasibility stage of development.  We expect to announce the initiation of a pre- feasibility study before the beginning of 2008.”

The resource update incorporates new drill results from 37,734 meters of RC drilling and 1,876 meters of diamond drilling on the project that were completed between August 2006 and April 2007.  The majority of the resource increase can be attributed to the Buziba area where drilling defined additional mineralization to the south and north of previously reported resources.  The resource estimates were prepared by Hellman & Schofield Pty Limited, based in Perth, Australia. Details of the updated resource estimates are presented in Table 1.

Table 1
 Buckreef Project Mineral Resources

DEPOSITS		MEASURED			INDICATED			INFERRED
	Cut off grade (g/t)	Tonnes (000)	Gold Grade (g/t)	Contained (000 oz)	Tonnes (000)	Gold Grade (g/t)	Contained (000 oz)	Tonnes (000)	Gold Grade (g/t)	Contained (000 oz)
Buckreef	0.8	3,611	2.4	281	1,318	2.1	90	6,946	2.4	540
Buziba	0.8			-	9,853	1.4	453	3,390	1.4	153
Busolwa	0.8			-	7,832	1.5	365	2,990	1.3	125
Tembo & Bingwa	0.8			-			-	1,344	3.0	129
TOTAL		3,611	2.4	281	19,003	1.5	908	14,670	2.0	947

Buckreef	1.0	3,066	2.7	265	1,076	2.4	83	5,793	2.7	507
Buziba	1.0			-	6,565	1.7	361	2,140	1.6	110
Busolwa	1.0			-	5,246	1.7	290	1,810	1.6	93
Tembo & Bingwa	1.0			-			-	1,129	3.4	123
TOTAL		3,066	2.7	265	12,887	1.8	734	10,872	2.4	833

Buckreef	1.2	2,618	3.0	249	893	2.7	77	4,896	3.0	475
Buziba	1.2			-	4,516	2.0	287	1,400	1.9	86
Busolwa	1.2			-	3,713	2.0	236	1,140	1.9	70
Tembo & Bingwa	1.2							967	3.8	117
TOTAL		2,618	3.0	249	9,122	2.0	600	8,403	2.8	747

*December 31, 2006 resources reported as follows: Buckreef cut – off grade 0.8g/t and all other deposits at 1.0g/t cut off. Shaded resources used for comparison to December 31, 2006 resources.

Exploration Update

The Buckreef Project has an extensive land package totaling more than 260km2, encompassing 40km of strike on the prospective Rwamagaza Greenstone Belt. The Belt is largely covered by 5 to 15m of overburden, which masks the underlying host rocks and any mineralization, and has not been fully explored with modern exploration methods. Generative work using advanced techniques outside of the resource areas in the last 6 months has defined multiple targets, which have been prioritized for testing in the next 6 months.

Late in 2006 aircore drilling was initiated at a newly identified target located within the Buckreef project area.  Follow-up aircore and RC drilling was carried out early in 2007 confirming the reconnaissance drill results.  Results from drilling include a 19 metre intersection averaging 6.7 g/t Au. Mineralization occurs below about 12 metres of overburden and has been defined over a strike length of approximately 500 metres and to a depth of 50 metres in the oxide zone. Mineralization is closed off along strike but is still open at depth. The significant assay results for this prospect are presented in Table 2.

Table 2
RC Drilling Results - Significant Intersections – New Prospect

Hole	From (m)	To (m)	Length (m)	Au (g/t)
M201	3	4	1	1.47
	15	16	1	1.64
	23	31	8	1.14
M202	41	42	1	1.95
M203	15	17	2	1.72
	29	31	2	3.52
	39	43	4	1.11
	52	54	2	1.75
M304	46	47	1	1.99
M305	11	14	3	4.52
	19	20	1	2.22
	35	55	20	3.91
M306	5	17	12	6.36
	28	29	1	5.03
	32	33	1	27.80
	38	39	1	1.07
M307	8	27	19	6.73
	31	32	1	1.31
M308	23	24	1	1.12
	42	44	2	4.68
	4	6	2	1.41
M309	32	33	1	1.38
M310	28	29	1	2.01
M401	29	31	2	1.46
M403	33	34	1	1.73
M507	13	14	1	1.19
M509	30	31	1	17.60

*Notes: Intersections are calculated using average intercepts with a  minimum of 1.0g/t Au, minimum length of 1m with maximum internal dilution of 2m. All samples are RC with 1 meter sample interval and 50 gram fire assay with AAS finish.

The mineralization is hosted in a wide steeply dipping shear zone. In the upper oxide zone the gold mineralization is up to 80 metres wide. Near the base of oxidation the mineralized zones are from 2 to 10 metres in true width. The mineralization is located in variably weathered and altered basaltic and felsic porphyry rocks.

Second Half Exploration Program

The work program for July to December 2007 on the Buckreef Project includes spending of US$3.2 million on exploration with 15,000 metres of aircore drilling, 7,000 metres of RC drilling and 1,975 metres of diamond drilling. This drilling is focused primarily on testing depth extensions to the new prospect, testing several drill targets identified beneath cover in the Buckreef, Bingwa and Tembo areas, and reconnaissance drilling on several new targets recently defined along the Rwamagaza Greenstone Belt. The diamond drilling is focused on collecting metallurgical samples for more detailed coarse ore leach test work of the Buziba and Busolwa deposits.

Metallurgical testing began in the first half of 2007 and continues on composite oxide and fresh ore samples from various areas within the Buckreef Project.  Baseline testing includes a range of various processing routes to identify appropriate treatment methods and to generate preliminary project evaluation and engineering data.

Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates on the Buckreef Project, is based on information prepared under the supervision of, or has been reviewed by Kim Bischoff, Exploration Manager, Geologist,  employed by IAMGOLD Corporation. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on.

The "qualified person" responsible for the independent resource estimate for resources at Buckreef, Busolwa, Buziba, Bingwa and Tembo was Nicolas Johnson of Hellman & Schofield Pty Limited. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report onForm 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
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Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Figure 1: IAMGOLD licenses covering the Rwamagaza Greenstone Belt showing deposit and prospect locations.